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                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            AND RULE 14f-1 THEREUNDER



                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                                December 6, 2004



         Accesstel, Inc. ("we" or the "Company") is sending this Information Statement to you and each of the Company's other stockholders with respect to the pending appointment of its new Board of Directors. The appointment of a new board of directors is occurring pursuant to an Agreement (the "Agreement") dated August 30, 2004, between the Company and Global Invest Holdings, Inc., a New Jersey corporation ("Global Invest").

         On October 13, 2004, the Company completed the acquisition of Global Invest by issuing an aggregate of 25,000,000 shares of our common stock to the six stockholders of Global Invest. Global Invest is a holding company with three separate wholly-owned entities specializing in the manufacture and distribution of textile products manufactured in Lebanon and distributed primarily in the United States. Global Invest has two manufacturing facilities as well as a separate sales and distribution office. The three wholly-owned entities are:
Asiatic Industries, LLC, which is responsible for sales, marketing and distribution; Authentic Garment Industries, SAL, responsible for production of textiles; and Textile Industries, SAL, also responsible for production of textiles. Global Invest has over 1500 employees and emphasizes a humanitarian approach to textile production.

         This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

         The information contained in this Information Statement concerning the designee for the Company's Board of Directors has been furnished to the Company by such designee, and the Company assumes no responsibility for the accuracy, completeness or fairness of any of that information.

         At the close of business on November 30, 2004, there were 30,791,740 shares of the Company's Common Stock issued and outstanding. The Company's Common Stock is the only class of its securities outstanding having the right to vote for the election of directors of the Company. Each share of Common Stock entitles its record holder to one vote.


     This Information Statement is being sent on or about December 6, 2004.




BOARD DESIGNEE
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The person listed below in this Information Statement (the "Board Designee") is to be elected to the Board of Directors effective December 16, 2004:



NAME AND ADDRESS OF BOARD DESIGNEE     AGE              OCCUPATION

 Ralph Sayad                           42              Chief Executive Officer
                                                       of Global Invest
                                                       Holdings, Inc.



         On November 29, 2004, Kevin Marion, the sole director and Chief Executive Officer of the Company, resigned as Chief Executive Officer, and appointed Ralph Sayad as the Chief Executive Officer, Louis Sayad as the President and Karim Sayad as the Secretary of the Company. In addition, Mr. Marion appointed Ralph Sayad as a director of the Company effective December 16, 2004, at which time Mr. Marion will resign as a director. See "DIRECTORS AND EXECUTIVE OFFICERS" below.




SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable.

         As of November 30, 2004, the Company had a total of 30,791,740 shares of common stock issued and outstanding, which is the only issued and outstanding voting equity security of the Company. The information set forth below reflects the 10,000-for-1 reverse stock split effective August 11, 2004, and the subsequent 100-for-1 stock dividend.

         The following table sets forth, as of November 30, 2004: (a) the names and addresses of each beneficial owner of more than five percent (5%) of the Company's common stock known to the Company, the number of shares of common stock beneficially owned by each such person, and the percent of the Company's common stock so owned; and (b) the names and addresses of each director and executive officer, the number of shares of common stock beneficially owned, and the percentage of the Company's common stock so owned, by each such person, and by all directors and executive officers of the Company as a group. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

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                                                              Percent of
Name and Address             Amount and Nature of             Shares of Common
of Beneficial Owner          Beneficial Ownership             Stock Outstanding
-------------------          -------------------------        -----------------
Kevin Marion                              -                              - %
2904 E. Shady Lane
Highland Ranch, CO 80126

Ralph Sayad                       7,250,000                            23.5%
35 Stalter Drive
Wayne, NJ 07470

Louis Sayad                       4,500,000                            14.6%
35 Stalter Drive
Wayne, NJ 07470

Karim Sayad                       4,250,000                            13.8%
9 Greenbriar Road
Little Falls, NJ 07424

All Officers and                 16,000,000                            51.9%
Directors as a group

---------------------------


Changes in Control:

         The August 30, 2004 Agreement, described above, resulted in a change in control of the Company.



LEGAL PROCEEDINGS

As of the date of this statement, there is no material proceeding to which any director, officer, affiliate, or shareholder of the Company is a party adverse to the Company.



DIRECTORS AND EXECUTIVE OFFICERS

Existing Directors and Officers.



         The following table and text set forth the names and ages of all directors and executive officers of the Company as of November 30, 2004. The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Officers are elected at the Annual Meeting of the Board of Directors, which immediately follows the Annual Meeting of Stockholders. There are no family relationships among directors and executive officers. Also provided herein is a brief description of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

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Name                   Age       Positions                    Date Appointed
----                   ---       ---------                    --------------

Kevin Marion           33        Director                     April 9, 2004

Ralph Sayad            42        Chief Executive Officer      November 29, 2004

Louis Sayad            40        President                    November 29, 2004

Karim Sayad            46        Secretary                    November 29, 2004


         David C. Merrell, the Company's President, Chief Financial Officer, Secretary and director since April 24, 2003, resigned as officer and director of the Company effective December 12, 2003.

         Randall Middleton, the Company's President and director since December 12, 2003, and Thomas Rowan, the Company's Secretary, Treasurer and director since December 12, 2003, both resigned as officers and directors of the Company effective April 9, 2004.

Biographies of Directors and Executive Officers:

         Ralph Sayad, 42, received a Bachelor of Science degree in marketing in 1984, and a Masters of Business Administration degree in finance in 1986, from New York University. He was one of the founders of Asiatic Industries in 1996, and has acted as Chief Executive Officer of Global Invest since its founding. He has been responsible for setting up and managing the textile production operations in Lebanon, and has overall responsibility for the operations of Global Invest's subsidiaries in Lebanon. Prior to his involvement with Global Invest, Mr. Sayad was a consultant on strategic business matters for about 20 companies and a financial controller for a leading company in Lebanon in the medical, pharmaceutical, dental and chemical fields.

         Louis Sayad, 40, received a Bachelor of Science degree in biology in 1986, and a Master of Science degree in molecular biology/biotechnology, in 1990 from William Paterson State University, Wayne, New Jersey. He joined with Ralph Sayad in the formation of Global Invest in 1996, importing hosiery products from Lebanon and distributing the products in the United States. At Global Invest, Louis Sayad has been primarily involved in marketing its textile products in the United States. From August, 1988 to January, 1996, Mr. Sayad operated Asiatic Hosiery Company, the predecessor to the Asiatic Industries subsidiary of Global Invest, which sold textile products primarily from domestic manufacturers and suppliers to small retail businesses and wholesalers. Currently, Mr. Sayad is President of Global Invest and Chief Operating Officer of Asiatic Industries, managing the marketing, purchasing, sales, and distribution of products for Asiatic Industries.

         Karim Sayad, 46, received a Bachelor of Science degree in Physiotherapy from Brooklyn College, New York, in 1980. He has been employed by the Company's Asiatic Industries subsidiary as its Marketing Sales Manager since 1996. At Asiatic Industries, Mr. Sayad is responsible for developing the strategic marketing plan, for product development and oversight of implementation, and for a leadership program to enhance motivation and efficiency within the sales force.

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            Kevin Marion received his Bachelor of Science in Forensic Psychology from the John Jay College of Criminal Justice. He served one year as a New York City police officer and four and one-half years with the New York State Police where he achieved the rank of sergeant. In 1995 he left the Fraternal Order of Police to become Vice President and Operations Director of a national retail business. He owned and operated four franchises of this retailer personally.

Involvement in Certain Legal Proceedings.

         Except as stated below, during the past five years, no director, person nominated to become a director, executive officer, promoter or control person of our Company:

         (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

         (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

         (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended:

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file various reports with the Securities and Exchange Commission concerning their holdings of, and transactions in, securities of the Company. Copies of these filings must be furnished to the Company.

         The Company believes that all individual filing requirements applicable to the Company's directors and executive officers were complied with under
Section 16(a) during the year ended December 31, 2003.


The Company's Board of Directors does not have any standing audit, nominating, or compensation committees.